Exhibit 99.1

InterCure Reports Record Preliminary 2021 Fourth Quarter Revenue - 3 Times YoY and 24% QoQ Growth

Estimated revenue reaches over CAD$31 million (a record NIS 77 million)

Anticipates continued increases in adjusted operating profit and EBITDA

Revenue growth expected to continue throughout 2022

Toronto, Canada, and Herzliya, Israel– February 08, 2022 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”) today announced record preliminary financial results for the fourth quarter of 2021. All amounts are expressed in Canadian dollars ($) or New Israeli Shekels (NIS), unless otherwise noted.

Preliminary Fourth Quarter 2021 Financial Highlights and Milestones

●	Record revenue estimated to be over $31 million (NIS 77 million), three times greater than the fourth quarter of 2020 and representing sequential growth of over 24%.
●	Eighth consecutive quarter of high double-digit growth representing an annualized run rate of $124 million.
●	Expected FY 2021 revenue of $87 million (NIS 217 million), almost 250% growth year-over-year (YOY). Revenue growth expected to continue throughout 2022.
●	Company expects continued increases in operating profit, EBITDA and net profit during the fourth quarter of 2021.
●	Sustained market share growth due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.
●	Announced European expansion with international cannabis brand Cookies™ - opening retail locations in Austria and the United Kingdom.
●	Expanded pharmacy chain to 20 locations in Israel.
●	Company surpassed one-ton medical cannabis products dispensed per month in the fourth quarter, representing approximately 30% market share of Israel’s medical cannabis.

“InterCure continues to execute, achieving record growth in the quarter ended December 31, 2021, with preliminary revenue anticipated to be $31 million, up by over three times from the fourth quarter of 2020,” said InterCure’s Chief Executive Officer, Alexander Rabinovitch. “We have now achieved eight consecutive quarters of double-digit revenue growth and increased profitability, while also crossing the one-ton mark in GMP medical cannabis products dispensed monthly during the fourth quarter, which is a world record in the GMP-certified cannabis markets. Going forward, we remain focused on maintaining our market-leading position in Israel’s cannabis market while continuing with our international expansion plans. By executing on our profitable growth strategy, InterCure is well positioned to build shareholder value as one of the leaders of the international cannabis industry.”

The Company plans to file its full financial results for the fourth quarter and full year 2021 on Tuesday, March 15, 2022.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Caution Regarding Financial Estimates

The financial estimates set forth above are based on an initial review of the Company’s operations for the quarter ended December 31, 2021 and are subject to change. The Company’s independent registered public accounting firm, Somekh Chaikin (member firm of KPMG International), has not audited, reviewed or performed any procedures with respect to the accompanying financial estimates and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. They should not be viewed as a substitute for audited financial statements prepared in accordance with generally accepted accounting principles and are not necessarily indicative of the Company’s results for any future period.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects InterCure’s current expectations regarding future events. The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained in this press release includes, but is not limited to: the Company’s Q4 2021 revenue, the success of its global expansion plans, the expected annualized revenue for 2021, its expected growth in 2022, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, and its expansion strategy to major markets worldwide. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@canndoc-pharma.com